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Bruce K. Dallas
Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2022 tel 650 752 3622 fax bruce.dallas@davispolk.com

Re:	Comcast Corporation File No. 001-32871 Staff Comment Letter Dated July 23, 2009 Request for Extension

August 3, 2009

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Spirgel:

As I discussed with Ajay Koduri, Esq., on Friday, July 31, 2009, on behalf of Comcast Corporation, we respectfully request an extension to August 24, 2009, for the date by which the company must provide its response to the Staff’s comment letter dated July 23, 2009.

Please do not hesitate to call me, at 650-752-2022, or Arthur R. Block, Esq., the company’s general counsel, at 215-286-7564, if you have any questions regarding this request for extension.

Very truly yours,

/s/ Bruce Dallas
Bruce K. Dallas

cc:	Ajay Koduri, Esq., Securities and Exchange Commission

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